FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 5, 2024 of Diana Shipping Inc. (the "Company") announcing that it has filed its 2023 Annual Report on Form 20-F with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 5, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES THE FILING OF ITS 2023
ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE, April 5, 2024 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that it has filed its 2023 Annual Report on Form 20-F with the United States Securities and Exchange Commission. The Annual Report is available for download on the Company's website, www.dianashippinginc.com. Any shareholder may receive a hard copy of the Company’s complete Annual Report, which includes the Company’s 2023 audited financial statements, free of charge upon request.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.